ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

October 1, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Long/Short Equity & Dynamic Income Trust (File Nos. 333-220591, 811-23295) (the “Registrant” or the “Fund”)

Dear Ms. Larkin:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on August 21, 2019 with respect to Pre-Effective Amendment No. 4 to the Registrant’s registration statement on Form N-2 filed with the Commission pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 2, 2019 (the “Registration Statement”). We have, for the convenience of the Staff, repeated below the comments followed by the Fund’s responses.

We respectfully submit this response letter on behalf of the Registrant. We believe that the disclosure changes and supplemental responses discussed in this letter resolve the matters raised. The Registrant is filing this response in conjunction with the filing of Pre-Effective Amendment No. 5 to the Fund’s Registration Statement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment. Please consider reordering the principal risk disclosure in the summary and statutory sections of the prospectus so that key risks for the Fund are featured more prominently, as suggested by the Director of the Division of Investment Management in her speech to the ICI Securities Law Developments Conference on October 25, 2018.

Response. The Registrant respectfully declines to make the Staff’s requested change at this time. In addition to the Director’s speech cited above, the Registrant acknowledges that it is aware of the recent non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure”
(https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-risks-disclosure) subsequent to the receipt of this comment (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, the Registrant is not aware of any requirement in Form N-2 that requires a fund’s principal risks to be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund. Lastly, unlike an open-end fund or a closed-end fund engaged in a continuous or delayed offering (e.g., an interval or tender offer fund), there is no requirement to update its registration statement after effectiveness. Therefore, given the Fund’s broad, multi-sleeved investment mandate, coupled with its lack of ability to subsequently adjust the principal risk disclosure in response to market fluctuations or external events due to its closed-end structure, the Registrant believes that it would be a risky endeavor to subjectively prioritize risks in a static document in a non-static market.

Notwithstanding, the foregoing, the Registrant has added the following disclosure to the beginning of the “Fund Risks” section in the statutory and summary portions of the Fund’s prospectus to help investors better understand the importance of reading each risk disclosure regardless of their sequence:

“The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.”

2.

Comment. Please add the phrase “group of industries” to the Fund’s fundamental investment restriction on concentration to better track the statutory language set forth in Section 8(b)(1)(E) of the 1940 Act.

Response. The requested change has been made. In response to the Staff’s comment, the Registrant has added the phrase to both the prospectus and SAI recitation of the Fund’s fundamental investment restriction on concentration, in relevant part, as follows: “may not…concentrate its investments in securities of companies in any particular industry or group of industries as defined in the 1940 Act….”

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1376.

Very truly yours,

/s/ Matthew A. Brunmeier___

Matthew A. Brunmeier, Esq.

MB/cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Long/Short Equity & Dynamic Income Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Long/Short Equity & Dynamic Income Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

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